

# Ford SUVs Post Record Sales While F-Series Marks 41 Years as America's Best-Selling Pickup; Ford Achieves 8th Consecutive Year as the Country's Favorite Brand


www.facebook.com/ford


www.twitter.com/Ford

## DECEMBER 2017 SALES

| | Total Vehicle | Retail | Fleet | Truck | SUV | Car |
|---|---|---|---|---|---|---|
| U.S. Sales | 242,049 | 176,164 | 65,885 | 110,788 | 82,881 | 48,380 |
| Versus December 2016 | 0.9% | -4.0% | 16.8% | -1.0% | 8.0% | -5.5% |

## HIGHLIGHTS

- **Full-year Ford sales totaled 2,586,715 vehicles;** at retail, trucks were up 4.3 percent, SUVs gained 4.3 percent and cars were down 15.2 percent

- **Ford brand sales totaled 2,475,556 vehicles for full-year 2017,** marking the eighth consecutive year for Ford as America's best-selling vehicle brand

- **Full-year F-Series sales increased 9.3 percent** with 896,764 trucks sold; this represents its best performance since 2005 and marks 41 consecutive years for F-Series as America's best-selling pickup

- **Ford brand SUV sales totaled 796,302 vehicles for the year,** an all-time record

- **Edge and Escape achieved record sales in 2017,** while Explorer saw its best performance since 2005

- **F-Series sales totaled 89,385 trucks last month,** the best December since 2005

- **Ford brand SUVs hit record December sales with 75,771 vehicles sold,** representing a gain of 10.3 percent; Explorer had its best December since 2003, Edge posts best December in 10 years

- **Mustang sales were up 9.2 percent last month,** with 7,714 cars sold

- **Lincoln outpaced the luxury retail segment last year,** finishing 2017 up 0.2 percent; Lincoln SUVs posted their best year since 2003, with retail sales up 1.1 percent

### # # #

### About Ford Motor Company

*Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 203,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.*

*\*U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) government and (iii) Ford management. Average transaction pricing based on J.D. Power and Associates PIN data.*



"December capped off a record year for Ford brand SUVs, making it eight consecutive years of Ford brand sales leadership. F-Series had an unbelievable year as we sold nearly 900,000 pickups, with strong high-end truck demand as customers continue to opt for our latest technology and equipment packages."

*– Mark LaNeve, Ford vice president, U.S. Marketing, Sales and Service*

## KEY VEHICLES



2018 Ford F-150

Demand for F-Series was strong all year, with customers requesting the newest technologies in our high-series trucks. High-series Super Duty and new 2018 F-150 trucks pushed overall F-Series ATPs to a new record level of $47,800 per truck, $3,400 higher than a year ago.



2018 Ford Edge

2017 Edge sales totaled 142,603 vehicles, representing a record year with expanding retail sales. In December, Edge posted the largest gain in the coastal western region of the country last month, with sales up 8 percent. Explorer sales gained 33.3 percent overall in December.



2018 Ford Expedition

Following its initial sales in November, 2018 Expedition is off to a strong start, with new models to retail customers turning in just 7 days, with our customers demanding a Platinum series mix of almost 50 percent. Overall Expedition sales totaled 5,458 for the month, as 2018 stock levels are built.



2018 Lincoln Navigator

Lincoln Navigator sales were up 30.1 percent last month. The start is very strong with new models to retail customers turning in just 6 days. Customers are seeking out our two highest trim levels, with over 75 percent or our sales mix comprised of Reserve and Black Label.

# FORD MOTOR COMPANY
## DECEMBER 2017

| Fleet Segment | December 2017 | | December CYTD | |
| --- | --- | --- | --- | --- |
| | Percent of Total Sales | YOY Change | Percent of Total Sales | YOY Change |
| Rental | 11.8% | 5.6 points | 11.1% | 0.3 points |
| Commercial | 10.1% | (1.8) points | 11.8% | (0.2) points |
| Government | 5.2% | (0.1) points | 6.1% | (0.1) points |
| Total Fleet | 27.2% | 3.7 points | 29.0% | (0.1) points |

| Gross Stock (incl. in-transit) | December 2017 | | November 2017 | | December 2016 | |
| --- | --- | --- | --- | --- | --- | --- |
| | Units at Month-End | Days' Supply | Units at Month-End | Days' Supply | Units at Month-End | Days' Supply |
| Cars | 141,943 | 76 | 142,860 | 79 | 155,798 | 82 |
| SUVs | 192,721 | 60 | 198,041 | 67 | 186,606 | 66 |
| Trucks | 295,771 | 69 | 313,851 | 86 | 304,425 | 73 |
| Total | 630,435 | 68 | 659,977 | 78 | 646,829 | 73 |

| Dealer Stock (on ground) | December 2017 | | November 2017 | | December 2016 | |
| --- | --- | --- | --- | --- | --- | --- |
| | Units at Month-End | Days' Supply | Units at Month-End | Days' Supply | Units at Month-End | Days' Supply |
| Cars | 111,408 | 60 | 103,125 | 57 | 127,224 | 67 |
| SUVs | 154,121 | 48 | 161,947 | 55 | 160,468 | 56 |
| Trucks | 253,500 | 59 | 260,278 | 71 | 251,657 | 61 |
| Total | 519,029 | 56 | 525,350 | 62 | 539,349 | 61 |

**CONTACT**

Erich Merkle
313.806.4562
emerkle2@ford.com